

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Sergei Krylov
Chief Financial Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, Texas 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 25. 2014**
> **File No. 001-33801**

Dear Mr. Krylov:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2. Equity Method Investment, page F-14

1.   We note you recognized a pre-tax gain of approximately $90.7 million on the sale of an oil pipeline system during the fiscal year ended December 31, 2013. Disclosure in your Form 10-K indicates that this pipeline system was used to transport your oil to market and that you entered into an agreement with the buyer of this pipeline system which provides you priority and preference rights for crude oil capacity in future periods. Please describe the significant terms of this arrangement and explain how you concluded

that gain recognition was appropriate in the current period with reference to the relevant accounting guidance. As part of your response, please tell us the extent to which you expect to utilize this pipeline compared to its total capacity.

Note 9. Oil and Gas Producing Activities, page F-25

2.   It appears that income tax expense presented as part of your disclosure of the results of operations for oil- and gas-producing activities for the fiscal year ended December 31, 2013 is equal to the total provision for income taxes per your statement of operations. Please explain how this presentation complies with the guidance per FASB ASC 932-235-50-25 as the gain recognized on the sale of the Wildcat oil pipeline system and the related tax expense do not appear to be part of your oil and gas producing activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief